Confidential treatment has been requested pursuant to 17 CFR 200.83 as to certain portions of this document. Each such portion, which has been omitted herein and replaced with asterisks [***], has been filed separately with the Division of Corporate Finance of the Securities and Exchange Commission.

Elephant Talk Communications Corp.

100 Park Avenue

New York, New York 10017

February 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Elephant Talk Communications Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 30, 2014

Response Dated January 5, 2015

File No. 001-35360

Dear Mr. Spirgel:

Elephant Talk Communications Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our supplemental responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated January 5, 2014, regarding Amendment No. 1 to Form 10-K for fiscal year ended December 31, 2013, filed April 30, 2014. For your convenience, we have repeated in bold the Staff’s comment to which we are responding.

Financial Statements

Consolidated Statements of Comprehensive Loss, page 43

1.	We note your response to comment one. The purpose of Rule 5-03 of Regulation S-X is to indicate the various line items that should appear on the face of the income statement. Rule 5-03(b)(2) requires costs and expenses applicable to sales and revenue to be stated as a separate line item. In your response, you indicate that all staff costs are included in the Selling, General and Administrative line item of your income statement. Staff costs should be allocated to the appropriate line items such as Cost of Service and SG&A. Revise accordingly to comply with Rule 5-03 by reclassifying all cash and non-cash staff related costs associated with employees directly involved in providing services for both your Landline and Mobile and Security businesses from SG&A to the Cost of Service line item. Please provide us with a quantitative analysis of your total staff costs by function (e.g. management, selling, research, network) and by service (Landline, Mobile and Security) for 2012, 2013 and the nine months ended September 30, 2014, and tell how you intend to revise your historical presentations.

Response: The Company is hereby providing a quantitative analysis so the total staff costs by function (please refer to the table below) for fiscal year 2012 and 2013. Since the filing of the Company’s response on January 5, 2015, we further examined the quantitative analysis of the total staff costs by function for nine months ended September 30, 2014 and made minor changes to certain numbers. Therefore, the Company included amended quantitative analysis of the total staff costs by function for nine months ended September 30, 2014 in the below table.

[***]

The tables below summarize the operating costs reclassifications for the full fiscal years 2012, 2013 and the nine months of fiscal year 2014.

As reported	2012	2013	Jan-Sep2014
	TOTAL	TOTAL	(9 months)

REVENUES	$29,202,188	$22,827,261	$20,690,609
Cost of service	$20,819,327	$7,149,153	$2,660,816
Selling, general and administrative expenses	$24,186,278	$26,533,283	$19,636,038
Depreciation and amortization	$5,710,396	$6,601,246	$5,836,857
	$50,716,001	$40,283,682	$28,133,711

LOSS FROM OPERATIONS	$(21,513,813)	$(17,456,421)	$(7,443,102)

NEW PRESENTATION	2012	2013	Jan-Sep2014
	TOTAL	TOTAL	(9 months)

REVENUES	$29,202,188	$22,827,261	$20,690,609
COST AND OPERATING EXPENSES
Cost of service	$23,002,961	$9,389,297	$5,049,713
Product development	$6,803,509	$6,091,484	$5,699,451
Sales and marketing	$3,706,975	$3,139,015	$1,784,161
General and administrative	$11,492,159	$15,062,639	$9,763,529
Depreciation and amortization	$5,710,396	$6,601,246	$5,836,857
Total cost and operating expenses	$50,716,001	$40,283,681	$28,133,711

LOSS FROM OPERATIONS	$(21,513,813)	$(17,456,420)	$(7,443,102)

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Barry Grossman Esq. or Sarah Williams Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Nije
Mark Nije
Chief Financial Officer

* The Company requests that the information in request number [1] be treated as confidential information and that the SEC provide timely notice to Mr. Vermeulen before it permits any disclosure of the information included in request number [1].